EV INNOVATIONS, INC.
4894 Lone Mountain #168
Las Vegas, NV 89130

April 30, 2009

Mr. Jay Webb, Review Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	EV Innovations, Inc.
Form 10-K for fiscal year ended July 31, 2008
Filed November 12, 2008
File No.  0-33391

Dear Mr. Webb:

Counsel for EV Innovations, Inc. (the "Company") on April 23, 2009 received a telephone call from the Securities and Exchange Commission (“Commission”) staff advising of three additional comments on the Company’s Form 10-K based on the Company’s April 16, 2009 response to 10 comments from the SEC accounting staff which had been conveyed by letter dated February 24, 2009.  As requested by the staff, the Company herewith provides the responses to the additional three comments conveyed in the April 23, 2009 telephone call.

In connection with our responses to the Commission’s prior comments, we filed on April 16, 2009 an amendment to our Form 10-K for the fiscal year ended July 31, 2008 (the “Amended 2008 Form 10-K”).

Form 10-K for the year ended July 31, 2008

1.
Auditor Association with Cumulative Data [prior comment no. 2]. Counsel for the Company received a telephone call on April 28, 2009 from Jay Webb, the SEC Review Accountant, where Mr. Webb advised that the SEC staff no longer objects to the manner in which the auditors report referenced the auditors’ association with cumulative data in the Amended 2008 Form 10-K.

2.
Designation of Cash Flows [prior comment no. 7]. In future filings, the Company’s cash flows associated with Zingo, Inc. (now Superlattice Power, Inc.) will be designated as cash flows from discontinued operations.

3.
Basis for Presentation as Discontinued Operations [prior comment no. 9]. In future filings, the financial statements will disclose why the divestiture of Zingo, Inc. qualifies those operations for presentation as discontinued operations, where there is no significant involvement of the Company.

The undersigned Holly Roseberry, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

EV INNOVATIONS, INC.

By: /s/ Holly Roseberry
Holly Roseberry
Chief Executive Officer